UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 333-131651

 (Check One): |X| Form 10-K or 10-KSB |_| Form 20-F |_| Form 11-K
              |_| Form 10-Q or 10-QSB |_| Form 10-D |_| Form N-SAR
              |_| Form N-CSR

               For Period Ended:  December 31, 2006

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR
                       For the Transition Period Ended:
                                                       -----------------

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:  GoFish Corporation
Former name if applicable:  Unibio Inc.
Address of Principal Executive Office (Street and Number): 500 Third Street, Suite 260, San Francisco, California 94107

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|     (a)    The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|     (b)    The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
               N-CSR, or portion thereof, will be filed on or before the
               fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_|     (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Form 10-KSB for the year ended December 31, 2006 could not be filed within the prescribed time period because of the need to devote additional time to complete a review of the information required to be included in the Form 10-KSB and to complete an outside audit of the Registrant's financial statements for the year ended December 31, 2006. The Registrant expects that its Form 10-KSB for the year ended December 31, 2006 will be filed no later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification: Michael Downing (415) 738-8705

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If
      the answer is no, identify report(s).                       |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                      |X|Yes |_|No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant currently anticipates reporting a net loss of approximately $5.2 million for the year ended December 31, 2006, as compared to a net loss of approximately $2.0 million for the year ended December 31, 2005 as previously reported in the Company's Form 8-K filed on October 31, 2006. The increase in net loss for the year ended December 31, 2006 as compared to the prior period is due to, among other things, increased employee headcount and salaries, additional compliance and related costs as a result of becoming a public company in 2006, and increased insurance and related expenses.


                               GoFish Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007                              By: /s/ Michael Downing
                                                     -----------------------
                                                 Name:  Michael Downing
                                                 Title:  Chief Executive Officer